FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 30, 2003

Super-Sol Ltd.
(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____      Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________      No ____X____

If     “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and are the following documents:

Registrant’s Immediate Report in respect of the resignation of a Senior officer pursuant to section 34a of the Securities Regulations, (Periodic and Interim Reports) 5730-1970.

January 30, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha'am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail+ Fax)	(Registered Mail+ Fax)

Dear Sir, Madam,

Re:     Immediate Report in respect of the resignation of a Senior Officer pursuant to section 34a of the Securities Regulations, (Periodic and Interim Reports) 5730-1970.

Registration Number at the Companies Registrar: 52-002273-2

Information in Respect of Resigning Senior Officer

1.	Name: Amiaz Sagis

2.	ID: 00007922

3.	Vacated position: Chief Executive Officer

4.	Resignation date: To be agreed with the Company’s Board of Directors, upon appointment of a new CEO and upon completion of the transfer of duties in an orderly manner.

5.	After serving as the Company’s CEO for approximately four and a half years, Mr. Amiaz Sagis has advised of his resignation from the Company.

6.	To the Company’s best knowledge, the circumstances of the resignation are not such that need to be brought to the knowledge of the Company’s shareholders.

Yours Sincerely, /s/ Linda Shafir ——————————— Linda Shafir, Adv. General Counsel and Company Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) By ——————————— Ido Shacham, Adv. Dated: January 30, 2003